SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934
				Amendment No. 6


		     	        InFocus Corporation
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    45665B106
			          (CUSIP Number)

			     Mr. Scott B. Bernstein
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    6/6/2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and-five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,217,089

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,217,089

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,217,089

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     10.6%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    GDK, Inc.

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     BD

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    A.R.T. Advisors, LLC
    13-4196796

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Sosnick, Aaron

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    221,111

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    221,111

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    221,111

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     0.6%

 (14) Type of Reporting Person (See Instructions).
     IN

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,438,200

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,438,200

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,438,200

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     11.2%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|x|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    4,438,200

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    4,438,200

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    4,438,200

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     11.2%

 (14) Type of Reporting Person (See Instructions).
     IN


Item 4.  Purpose of Transaction.

     Item 4 is amended by adding thereto the following additional information:

During the second week of May 2007, a Company representative contacted a representative of the Reporting Persons to discuss the date of the 2007 Annual Meeting (which was required under the Settlement Agreement to be held on or prior to July 31, 2007) and to suggest that a meeting be held later in May among representatives of the Reporting Persons, several members of the Board and their counsel to explore ways in which an election contest might be avoided at the 2007 Annual Meeting. No meeting between the parties was arranged or held, but the Company subsequently advised the Reporting Persons that the 2007 Annual Meeting would be held on July 31, 2007.

On May 16, 2007, the Company announced that its President and Chief Executive Officer had left the Company and had resigned from the Board effective immediately.Following that announcement, representatives of the Reporting Persons and the Company discussed the Company's need to find a replacement for the Company's President and Chief Executive Officer, the Reporting Persons' continued strong interest in the successful conclusion of the Company's pursuit of strategic alternatives and the basis on which an election contest might be avoided at the 2007 Annual Meeting. As a result of these discussions, on June 5, 2007, the Company and certain of the Reporting Persons entered into a Shareholders Agreement (the "Shareholders Agreement") and a Confidentiality Agreement (the "Confidentiality Agreement").

In the Shareholders Agreement, the Company agreed (subject to the Reporting Persons' maintenance of beneficial ownership of at least 10% of the Common Stock) to expand the size of the Board from six to eight directors and to add to the Board two additional directors designated by the Reporting Persons, Bruce Berkoff and Robert B. Ladd (the "Additional Caxton Designees"), so that the Board would consist of the two Company directors designated by Caxton in April 2007 pursuant to the Settlement Agreement entered into in February 2007 (the "Initial Caxton Designees"), the two Additional Caxton Designees and four other members of the Board (the "Pre-Caxton Members"). On June 6, 2007, the Additional Caxton Designees were added to the Board.

The Company further agreed in the Shareholders Agreement that (subject to the Reporting Persons' maintenance of beneficial ownership of at least 10% of the Common Stock) it would propose a slate of six directors for election at the 2007 Annual Meeting (the "Company Slate") consisting of the two Initial Caxton Designees, the two Additional Caxton Designees and two individuals to be chosen by the Pre-Caxton Members. If the Company hires a new Chief Executive Officer prior to the 2007 Annual Meeting, the Shareholders Agreement permits the Company to expand the Company Slate to include the Company's new Chief Executive Officer. The Company also confirmed in the Shareholders Agreement that the 2007 Annual Meeting would be held no later than July 31, 2007 and agreed that the Board would be reduced in size from eight to six directors
(or to seven directors if a new Chief Executive Officer is to be added to the Board) commencing immediately after the 2007 Annual Meeting. On June 6, 2007, the Company announced a Company Slate consisting of six nominees: the two Initial Caxton Designees (J.D. Abouchar and Bernard Marren), the two Additional Caxton Designees (Bruce Berkoff and Robert B. Ladd) and two Pre-Caxton Members (Peter Behrendt and Michael Hallman).

The Reporting Persons agreed in the Shareholders Agreement that they would support the Company Slate at the 2007 Annual Meeting and that, prior to the Company's 2008 Annual Meeting, they would not (i) demand, or encourage any other shareholder to demand, that the Company call a special meeting of shareholders, (ii) solicit proxies or consents for the purpose of removing directors or increasing the size of the Board or (iii) otherwise become a participant in any solicitation of proxies or consents for such purpose.

The Shareholders Agreement also reflected the belief that the Company may benefit from the exchange between the Company and Caxton Associates, L.L.C. ("Caxton") of certain non-public information in connection with the Company's identifying and recruiting a new Chief Executive Officer for the Company and pursuing its ongoing exploration of strategic alternatives. Accordingly, the Company and Caxton entered into the Confidentiality Agreement to allow that exchange of information to occur. The Shareholders Agreement provides that the Company will provide Caxton with such information as the Company may reasonably determine to be appropriate, and the Confidentiality Agreement provides that it will remain in effect through the earlier of July 31, 2007 and the date of the 2007 Annual Meeting.

A copy of the Shareholders Agreement is filed herewith as Exhibit 99.1 and is incorporated herein by reference in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
	Respect to Securities of the Issuer.

Reference is made to Item 4 for a description of the Shareholders Agreement.


Item 7. Material to be Filed as Exhibits

99.1 Shareholders Agreement, dated June 5, 2007, by among the Company and Caxton Associates, L.L.C, Caxton International Limited and GDK Inc.

Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 6/7/2007				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 6/7/2007		 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


					GDK, Inc.

Date: 6/7/2007				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

Date: 6/7/2007		 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


					A.R.T. Advisors, LLC

Date: 6/7/2007				/s/ Andrew Waldman
					Name: Andrew Waldman
					Title:  Authorized Representative


Date: 6/7/2007				/s/ Aaron Sosnick
					Name: Aaron Sosnick
					Title: signed by Andrew Waldman
					       as Authorized Representative


					Caxton Associates, L.L.C.

Date: 6/7/2007		 		/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary


Date: 6/7/2007				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).